UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Allego N.V.

(Name of Subject Company (Issuer))

Madeleine Charging B.V.

(Offeror)

Meridiam SAS

(Manager of Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Emmanuel Rotat

Meridiam SAS

4 place de l’Opera 75002

Paris, France

+33 1 53 34 96 96

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Ingles, Esq. Allen Overy Shearman Sterling LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15, 1077 AB Amsterdam, Netherlands +31 20 674 1445

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”), to purchase all of the outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively, the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”) that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated July 3, 2024 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates. The information set forth on the cover page and in the sections of the Offer to Purchase entitled “Introduction” and “The Tender Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” and “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

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Item 4.	Terms of the Transactions

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offer; Contacts with Allego” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4—Related Party Transactions,”and “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” and “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transactions and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego,” is incorporated herein by reference.

(c)(1)-(7) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Section 9—Source and Amount of Funds,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements,” “The Tender Offer—Section 13—Possible Effects of the Offer; Shareholder Approval; No Appraisal Rights,” and “The Tender Offer—Section 14—Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or other Consideration.

(a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Section 9—Source and Amount of Funds,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” and “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Section 9—Source and Amount of Funds,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements,” and “The Tender Offer—Section 15—Certain Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Section 9—Source and Amount of Funds” and “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” is incorporated herein by reference.

Item 8.	Interest to Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled Special Factors—Section 3—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4—Related Party Transactions,” “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Purchaser,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

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(b) Securities Transactions. The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares” and “Schedule I— Information Relating to Parent and Purchaser” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” and “The Tender Offer—Section 17—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements,” “The Tender Offer—Section 13—Possible Effects of the Offer; Shareholder Approval; No Appraisal Rights,” “The Tender Offer—Section 15—Certain Conditions of the Offer” and “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 3, 2024 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(F)	Summary Advertisement, as published in The New York Times on July 3, 2024 *

(a)(5)(A)	Joint Press Release issued by Allego N.V. and Madeleine Charging B.V. on June 17, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Allego N.V. with the Securities and Exchange Commission on June 17, 2024)

(b)(1)	Facility Agreement, dated June 14, 2024, by and among Madeleine Charging B.V., as borrower, Société Générale and Natixis, as mandated lead arranger, certain financial institutions as lenders, and Société Générale as agent and securityagent. *

(c)(1)	Discussion Materials of Morgan Stanley & Co. International plc to Madeleine Charging B.V., dated March 27, 2024 *

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(d)(1)	Transaction Framework Agreement, dated as of June 16, 2024, by and among Allego N.V., Madeleine Charging B.V., and Meridiam Sustainable Infrastructure Europe IV SLP, represented by its management company Meridiam SAS (incorporated by reference to Exhibit 99.1 to 6-K filed by Allego N.V. with the Securities and Exchange Commission on June 17, 2024)

(d)(2)	Confidentiality Agreement, dated May 9, 2023, by and between Madeleine Charging B.V. and Allego N.V.*

(d)(3)	Letter Agreement dated June 16, 2024, by and among AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC and Madeleine Charging B.V.*

107	Filing Fee Table*

*	Filed herewith.

Item 13.	Information required by Schedule 13e-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Jointly Authorized Director A

Madeleine Charging B.V.

By:	Opera Charging B.V., its sole authorized director

By:	/s/ Johannes Hendrikus Maria Duijndam
Name: Johannes Hendrikus Maria Duijndam
Title: Jointly Authorized Director B

Meridiam SAS

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Ttle: Executive Director

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